March 13, 2007

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:         Terence O’Brien, Branch Chief

Re:	Matrix Service Company Form 10-K for the fiscal year ended May 31, 2006 Filed on August 4, 2006 File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the Annual Report on Form 10-K for the fiscal year ended May 31, 2006 filed by Matrix Service Company (the “Company” or “we”, “us” or “our”) as set forth in your letter of February 26, 2007. Our response to each of your comments is provided in bold, is preceded by your comment and is numbered to correspond to the numbers used in your letter.

Form 10-K for the year ended May 31, 2006

Note 4. Goodwill, page 62

1.	We have read and appreciate your responses to comments 1 and 2 in our letter dated January 30, 2007. You have told us that as of the end of the second quarter of fiscal 2005, management believed that the decline in year over year revenue for the construction services segment was due to significant power projects completed in fiscal 2004 that were not replaced, and that the overall decline in the expected fiscal year 2005 results was due to the timing of your customers’ capital projects. Although you had concern over the second half of fiscal 2005, you believed that the performance of the segment, particularly in fiscal 2006 and beyond, would be more than adequate to support the carrying value of this segment’s goodwill and that no known trend or uncertainty existed that was reasonably likely to have material impact on your financial position, future operating results or liquidity.

While we acknowledge the determination of an impairment to the recoverability of goodwill depends largely on management judgment, disclosures are required alerting readers to the risks involved. Section 216 of the Financial Reporting Codification states, “registrants should make special efforts to recognize incipient problems that might lead to such charges and to identify them clearly at the earliest possible time in financial statements and other forms of public disclosure…so that public investors may recognize the risks involved.” Based on your response, it appears the downward results for the Construction Services segment experienced during the first and second quarters of fiscal 2005 qualify as such incipient problems and led to the impairment charge incurred in the following third quarter.

Therefore in future filings as appropriate, please ensure you include the pertinent, clarifying information that satisfies the disclosure requirements of the applicable authoritative literature, including the Financial Reporting Codification, on a timely basis.

We will endeavor to identify clearly and disclose any known trends and uncertainties that are reasonably likely to have a material impact on our results of operations, including incipient problems that may lead to charges, in future filings at the earliest possible date.

2.	We also note the proposed critical accounting policy disclosure provided in response to our prior comment 1. The proposed disclosure provides a general overview of your impairment testing, certain risks that may affect the reported value of goodwill, and the impairment analysis performed at the end of the third quarter of fiscal 2005. However, it is not clear how you intend to discuss specific critical accounting estimates and assumptions in your future periodic reports. This would include analyzing such factors as how you arrived at the estimates, how accurate the estimates and assumptions have been in the past, how much they have changed in the past, and whether they are reasonably likely to change in the future. You should analyze the specific sensitivity of the fair value estimate to change, based on other outcomes that are reasonably likely to occur and would have a material effect, as well as the amount of headroom between the estimated fair value and carrying value for your reporting units and the possible impact on the financial statements. A statement that “a change in an assumption…that causes a 10% reduction in the estimate of future cash flows of a reporting unit would result in an approximate 10% reduction in the fair value of the reporting unit” does not meet this objective. You should provide quantitative as well qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. See Section V of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for additional information and include appropriate disclosure relating to your critical accounting estimates and assumptions in future filings.

We plan to incorporate the following disclosure into our future filings. The proposed disclosure is similar to that proposed in our February 16, 2007 response letter with the addition of the change in the assumptions to include the discount rate and other factors, expanded disclosure relating to the sensitivity analysis and clarification of the discussion of our 3rd quarter of fiscal 2005 impairment charge.

“Goodwill and intangible assets with indefinite useful lives are not amortized and are tested at least annually for impairment. We perform our annual analysis during the fourth quarter of each fiscal year and in any other period in which indicators of impairment warrant an additional analysis. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill is evaluated for impairment by first comparing management’s estimate of the fair value of a reporting unit with its carrying value, including goodwill. Reporting units for purposes of goodwill impairment calculations are our reportable segments.

Management utilizes a discounted cash flow analysis to determine the estimated fair value of our reporting units. Significant judgments and assumptions including the discount rate, anticipated revenue growth and gross margins, estimated operating and interest expense, and capital expenditures, are inherent in these fair value estimates. These judgments and assumptions are based on our internal operating budgets. As a result, actual results will differ from the estimates utilized in our discounted cash flow analysis. Use of alternate judgments and/or assumptions could result in a fair value that differs from our estimate and ultimately result in the recognition of impairment charges in the financial statements.

As a result of these uncertainties, we utilize multiple scenarios and assign probabilities to each of these scenarios in our discounted cash flow analysis. The results of the discounted cash flow analysis are then compared to the carrying value of the reporting unit. If the carrying value of a reporting unit exceeds its fair value, a computation of the implied fair value of goodwill is compared with its related carrying value. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in the amount of the excess. If an impairment charge is incurred, it would negatively impact our results of operations and financial position.

At the end of the third quarter of fiscal 2005, we conducted an impairment analysis due to the existence of several indicators of impairment. The impairment indicators stemmed primarily from a decline in operating results and the continuation of several large contract disputes, which:

•	increased our overhead costs;

•	reduced our cash flow from operations;

•	caused us to maintain higher than anticipated borrowings under our credit facility;

•	inhibited our ability to refinance our credit facility;

•	increased the likelihood that we would be unable to achieve long-term revenue and cash flow targets;

•	reduced our borrowing capacity available to fund new working capital requirements and inhibited our ability to bid on new projects; and

•	caused us to initiate restructuring plans, which included the sale of revenue generating assets.

The fair value of the Construction Services segment at February 28, 2005 was estimated to be $32 million compared to a carrying value of $57 million, indicating an impairment to the recorded value of goodwill. We ultimately recorded an impairment charge of $25 million in the 3rd quarter of fiscal 2005.

As a result of improved operating results over the past several quarters, the resolution of most of our large, disputed contracts and the expansion and extension of our credit facility in December 2006, we do not currently anticipate another goodwill impairment. However, certain events may occur that might adversely affect the reported value of goodwill. Such events could include, but are not limited to, strategic decisions made in response to economic or competitive conditions, a significant change in the project plans of our customers, the economic condition of the customers and industries we serve, and a material negative change in the relationships with one or more of our significant customers. If our judgments and assumptions change as a result of the occurrence of any of these events or other events that we do not currently anticipate, our expectations as to future results and our estimate of the implied value of one or more of our reporting units also may change.

Assuming that all other components of our fair value estimates remained unchanged, a change in the following assumptions would have the following effect on our fair value estimates:

•	if the growth rate of estimated revenue decreases 100 basis points from current estimates, fair value would be reduced by approximately $ million;

•	if assumed gross margins decrease one percent, fair value would be reduced by approximately $ million; and

•	if the applicable discount rate increases 100 basis points, fair value would be decreased by approximately $ million.

Our significant assumptions, including revenue growth, gross margins, operating and interest expense and other factors, have been reasonably accurate in recent years, but are likely to change in light of the dynamic competitive environment in which we operate. However, given the significant difference between our May 31, 2007 estimates of our reporting units’ fair values and their carrying values, the adverse changes in each of the assumptions discussed in the example above would not have resulted in an indication of an impairment.”

The proposed discussion set forth above is based on the results that we expect to generate when we test for impairment as of May 31, 2007. If our impairment test indicates a smaller than anticipated difference between the estimated fair value of a reporting unit and its carrying value, we will adjust this discussion accordingly and provide appropriate disclosure to reflect any greater uncertainty with respect to the possibility of a future impairment charge.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (800) 866-8822 at any time.

Very truly yours,

George L. Austin

Vice President – Finance

Chief Financial Officer

cc:	Jenn Do, Securities and Exchange Commission

Robert Morgan, Deloitte & Touche LLP

Mark Berman, Conner & Winters, LLP